SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               RSI Holdings, Inc.
                               ------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   749723 10 2
                                   -----------
                                 (CUSIP Number)


  Charles C. Mickel, Post Office Box 6721, Greenville, SC 29606 (864) 271-7171
  ----------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                January 28, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
--------------------------------------------- ------------------------------------------- ------------------------------------------

          CUSIP NO. 749723 10 2                                                                    PAGE   2  OF    6  PAGES
--------------------------------------------- ------------------------------------------- ------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Charles C. Mickel
--------- --------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)    |_|
          (See Instructions)                                                               (b)    |_|

--------- --------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          PF
--------- --------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
          2(e)                                                                                                      |_|

--------- --------------------------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- --------------------------------------------------------------------------------------------------------------------------

        NUMBER OF               7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   4,401,556
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ------- -----------------------------------------------------------------------------------------------

                                8    SHARED VOTING POWER

                                     0
                             ------- -----------------------------------------------------------------------------------------------

                                9    SOLE DISPOSITIVE POWER

                                     4,401,556
                             ------- -----------------------------------------------------------------------------------------------

                               10    SHARED DISPOSITIVE POWER

                                     0
---------------------------- ------- -----------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,401,556
--------- --------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          (See Instructions)                                                                               |_|

--------- --------------------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.8%
--------- --------------------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         a.       Title and class of equity securities:

                           Common Stock

         b.       Name and address of principal executive offices of Issuer:

                           RSI Holdings, Inc.
                           28 East Court Street
                           Greenville, SC 29601

ITEM 2.  IDENTITY AND BACKGROUND

         a.       Name of filing person:

                           Charles C. Mickel

         b.       Business Address:

                           28 East Court Street
                           Greenville, SC 29601

         c.       Principal occupation:

                           Private Investor

         d. During the last five years, Mr. Mickel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Mickel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Citizenship:

                           United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 28, 2002, the Reporting Person purchased 3,333,333 shares of Common Stock of the Issuer from Minor H. Mickel.

ITEM 4.  PURPOSE OF TRANSACTION

         Except as detailed below, Mr. Mickel holds his Shares primarily for investment and has no plan or proposal which would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     e. Any material change in the present capitalization or dividend policy of the Issuer;
     f.   Any  other  material  change in the  Issuer's  business  or  corporate structure;
     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     j.   Any action similar to any of these enumerated above.

         On March 4, 2002, the Company, through a newly-formed, wholly-owned subsidiary, Employment Solutions Acquisition, Inc., a South Carolina corporation, acquired substantially all of the assets of Employment Solutions, LLC, a South Carolina limited liability company. The details of the transaction are more fully described in the Form 8-K filed by the Company with the Securities and Exchange Commission on March 18, 2002, which filing is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

                  Number of Shares                            Percentage

                      4,401,556                                            18.8%


         b.       Number of Shares as to which there is:

                  (i)      Sole power to vote or to direct the vote:

                           4,401,556

                  (ii)     Shared power to vote or to direct the vote:

                           0


                  (iii)    Sole power to dispose or direct the disposition:

                           4,401,556

                  (iv)     Shared power to dispose or direct the disposition:

                           0

                  (v)      Parties with whom stock powers are shared:

                           None

         c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, which is less, by the person named in response to paragraph
(a):

                  Not applicable.

         d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

                  Not applicable.

         e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

ITEM 6.

         Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:


         None

ITEM 7.

         Material to be Filed as Exhibits:

         None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 9, 2002

                                             /s/ Charles C. Mickel
                                            --------------------------------
                                                 Charles C. Mickel